UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On November 13, 2019, NuCana plc (the “Company”) announced that it was prioritizing resources on its two key programs, Acelarin in biliary tract cancer and NUC-3373 in colorectal cancer. Further to that announcement, the Company has determined not to proceed with Part II of its PRO-105 study. PRO-105 is the Company’s Phase II study of single-agent Acelarin for patients with platinum-resistant ovarian cancer and had a two-part design. Part I was designed to compare a 500mg/m2 dose of Acelarin versus a 750mg/m2 dose of Acelarin in platinum resistant ovarian cancer in heavily pre-treated patients (patients who have received at least 3 prior lines of chemotherapy). Part II was designed to then investigate the optimal dose identified in Part I in an expansion cohort. The Company expects to report data from Part I of the PRO-105 study in the first half of 2020.

The information above shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-227624) and Form S-8 (File Number 333-223476), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: December 27, 2019